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                              April 22, 2024

       Ryan Frazier
       Chief Executive Officer of Arrived Holdings, Inc.
       Arrived Homes 4, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Homes 4,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed April 9, 2024
                                                            File No. 024-12424

       Dear Ryan Frazier:

                                                        We have reviewed your
offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed April 9, 2024

       Exhibits

   1. Please revise the auditor consent filed as Exhibit 11.1 to reconcile the discrepancy in the report date. More
specifically, we note that the report included on page F-4 of your offering circular is
dated April 9, 2024. However, the auditor consent refers to the report dated March 28, 2024.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Ryan Frazier
Arrived Homes 4, LLC
April 22, 2024
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,
FirstName LastNameRyan Frazier
                                                             Division of
Corporation Finance
Comapany NameArrived Homes 4, LLC
                                                             Office of Real
Estate & Construction
April 22, 2024 Page 2
cc:       John Rostom
FirstName LastName